UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 1-9894

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIANT ENERGY CORPORATION
4902 North Biltmore Lane
Madison, Wisconsin 53718

REQUIRED INFORMATION

The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Page 1 of 15 pages
Exhibit Index is on page 14

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015

AND FOR THE YEAR ENDED DECEMBER 31, 2016,

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2016, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Total Compensation Committee
and Participants of the Alliant Energy
Corporation 401(k) Savings Plan
Madison, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Alliant Energy Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 16, 2017

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2016	December 31, 2015
Investments at fair value (Refer to Note 6)	$877,374,804	$824,158,080
Fully benefit-responsive investment contracts at contract value (Refer to Note 2)	79,926,540	73,341,889
Notes receivable from participants	10,068,495	10,207,568
Employer contribution receivable	475,126	1,477,988
Net assets available for benefits	$967,844,965	$909,185,525

The accompanying Notes to Financial Statements are an integral part of these statements.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31,
2016
Net assets available for benefits - beginning of year	$909,185,525
Contributions:
Cash contributions from employees	36,743,831
Cash contributions from employer	23,470,759
Rollovers from other qualified plans	2,448,930
Investment income:
Interest and dividends	16,473,626
Net appreciation in fair value of investments	62,180,206
Net investment income	78,653,832

Interest income on notes receivable from participants	440,093
Distributions to participants	(83,098,005)
Net increase	58,659,440
Net assets available for benefits - end of year	$967,844,965

The accompanying Notes to Financial Statements are an integral part of this statement.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND
FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1. DESCRIPTION OF THE PLAN
The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended. The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the plan document and summary plan description, which have been made available to all eligible Plan participants (participants). The Plan is administered by the Alliant Energy Corporation Total Compensation Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation). The Committee reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may participate in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate immediately following 30 days of service. Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which he or she has earned at least 1,000 paid hours. An initial automatic 6% pre-tax employee contribution rate has been applied to newly hired employees, unless the employee made a contrary election within 30 days of their hire date.

An Employee Stock Ownership Plan is in place within the Plan. Under these provisions, participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price.

On April 20, 2016, the Company’s Board of Directors approved a two-for-one common stock split. Plan participants holding shares of Company common stock within the Plan at the close of business on May 4, 2016 received one additional share of Company common stock for each share held on that date. Participant’s account balances did not change as a result of the stock split. The additional shares were distributed on May 19, 2016 and post-split trading began on May 20, 2016.

The Company provides matching contributions of $0.50 for each $1 contributed by the participant up to the first 8% of each respective participant’s eligible compensation. In addition, the Company provides a contribution into each active employee’s 401(k) account each pay period based on a percentage of their eligible compensation (non-elective Company cash contribution) as follows:

Age Plus Years of Service	Company Contribution
Less than or equal to 49	4%
50 - 69	5%
70+	6%

Company matching contributions and the non-elective Company cash contributions are invested at each participant’s discretion. Participants may subsequently re-designate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan. Beginning in 2016, the Plan allows participants to transfer vested balances to an in-plan Roth conversion account within the Plan, subject to the limits and terms set forth in the Plan.

An “additional” Company contribution is contributed to the accounts of active participants, as of the last day of the Plan year, who contributed at least the maximum level of their compensation eligible to be matched by the Company and did not receive the maximum level of Company matching contributions based on their contributions during the Plan year.

There are certain exceptions to the Company matching contributions and non-elective Company cash contributions described above for bargaining unit employees. These exceptions are dependent on the bargaining unit in which the employee participates and the employee’s date of hire. These exceptions include certain employees being ineligible for the non-elective Company cash contribution and the Company matching contribution being limited to $0.50 for each $1 contributed by the participant up to the first 6% of each respective participant’s eligible compensation.

Employee contribution limits for 2016 were as follows:

Eligible employee annual contribution limit as a percentage of compensation	50%
Maximum annual contribution limit (a)	$18,000

(a)
Participants who were at least age 50 by December 31, 2016 were eligible to make additional catch-up contributions of up to $6,000 in 2016. These additional catch-up contributions were not eligible for any Company match.

Participants are immediately vested in their respective employee and employer contributions, except for the non-elective Company cash contribution which is subject to a three year cliff vesting schedule for all new hires. At December 31, 2016 and 2015, forfeited nonvested accounts totaled $160,449 and $65,957, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2016, employer contributions were reduced by $221,924 from forfeited nonvested accounts.

Contributions under the Plan are held and invested, until distribution, in a Trust Fund maintained by Great-West Trust Company, LLC (the Trustee or Great-West Trust). Effective August 2015, Great-West Trust became the Plan’s trustee. Prior to August 2015, J.P. Morgan Chase Bank, National Association was the Plan’s trustee. Individual accounts are maintained by Great-West Financial Retirement Plan Services, LLC (the Recordkeeper, or Empower Retirement) for each participant. In 2016, the Self-Managed Brokerage Accounts service provider changed from J.P. Morgan Securities, LLC to Charles Schwab & Co. Each participant’s account is credited with the participant’s contributions, Company contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participant rollovers are allowed into the Plan from other qualified plans. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The Plan has provisions under which participants who are active employees may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans outstanding ranged from 4.25% to 9.25% at December 31, 2016 and 4.25% to 10.50% at December 31, 2015. Principal and interest are repaid bi-weekly through employee payroll deductions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NOTE 2(a) Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

NOTE 2(b) Accounting for Fully Benefit-Responsive Contracts - In accordance with Financial Accounting Standards Board (FASB) authoritative guidance, which defines reporting of fully benefit-responsive contracts held by defined-contribution pension plans, the statements of net assets available for benefits present investments at fair value except for fully benefit-responsive contracts, which are reported at contract value. Contract value is the relevant measure for the fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Certain events, such as a Plan termination or merger, initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Committee believes the likelihood of events occurring that may limit the ability of the Plan to transact at contract value is not probable.

All guaranteed investment contracts held by the Plan are fully benefit-responsive contracts and at December 31, 2016 and 2015 all were synthetic. The contract value of all synthetic guaranteed investment contract investments was $79,926,540 and $73,341,889 at December 31, 2016 and 2015, respectively. The synthetic guaranteed investment contracts are comprised of investments in common collective trusts owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate. The guaranteed investment contract wrappers provide protection when the market value of the underlying assets is less than the contract value.

NOTE 2(c) Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value except for fully benefit-responsive investment contracts which are reported at contract value. Plan investments are carried at fair value as determined by quoted market prices or the net asset value (NAV) of shares held by the Plan on the valuation date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

NOTE 2(d) Net Appreciation in Fair Value of Investments - Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as “Net appreciation in fair value of investments.”

NOTE 2(e) Notes Receivable from Participants - Participant loans are carried at their unpaid principal balance, plus any accrued but unpaid interest.

NOTE 2(f) Distribution of Benefits - Benefit distributions to participants are recorded when paid.

NOTE 2(g) Expenses - All expenses paid through the Plan are recorded with investment earnings (losses) in the accompanying statement of changes in net assets available for benefits. Recordkeeping fees are reported separately from investment earnings on individual participant statements and are paid by the Plan participants. Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances, but can be identified in the investment fund information supplied to participants from Empower Retirement. Certain other Plan administrative expenses are absorbed by the Company. Expenses incurred in maintaining Self-Managed Brokerage Accounts are the responsibility of the respective Plan participants.

NOTE 2(h) Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 2(i) Risk and Uncertainties - The Plan invests in various investments, including registered investment companies, common/collective trusts, common stock of the Company and synthetic investment contracts. The Plan also offers a Self-Managed Brokerage Account option which allows participants to invest in a wide range of mutual funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments may occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2016, there was a significant concentration of investments in the State Street Global Advisors S&P 500 Index Fund, Alliant Energy Corporation common stock, American Funds EuroPacific Growth Fund, and Dodge and Cox Stock Fund.

NOTE 3. TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated May 22, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since applying for the recently received determination letter. The Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Committee believes the Plan is no longer subject to income tax examinations for years prior to 2013.

NOTE 4. PLAN TERMINATION PROVISIONS
Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in their account. The Company has no intention to terminate the Plan.

NOTE 5. WITHDRAWALS AND DISTRIBUTIONS
Withdrawals from participants’ account balances are allowed when participants who are actively employed reach age 59-1/2. Withdrawals are also allowed due to special “hardship” circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant’s account balance is less than $5,000. Beneficiaries of deceased employees can remain in the Plan. If a withdrawing participant’s account balance is less than $5,000, and the participant does not make an election to either have the account paid as a direct rollover or as a cash payment, the distribution will be paid as a direct rollover to an individual retirement account established for the participant. If a withdrawing participant’s account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum, partial distribution or substantially equal monthly, quarterly, semiannual or annual installments. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants at December 31, 2016 and 2015 were $0.

NOTE 6. FAIR VALUE MEASUREMENTS
Valuation Hierarchy and Techniques - Fair value measurement accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and a description of the Plan’s assets and valuation techniques for each are as follows:

Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 1 Plan assets include investments in registered investment companies and common stocks and are valued at the closing price reported in the active market in which the individual securities are traded. Assets of participant-directed brokerage accounts at December 31, 2016 and 2015 were limited to investments in registered investment companies.

Level 2 - Pricing inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. The Plan did not hold any Level 2 Plan assets at December 31, 2016 and 2015.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. The Plan did not hold any Level 3 Plan assets at December 31, 2016 and 2015.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value Measurements - Items subject to fair value measurements disclosure requirements at December 31, 2016 and 2015 were as follows:

	Fair Value Measurements	Level 1	Level 2	Level 3
Assets at December 31, 2016:
Registered investment companies:
International - developed markets	$119,708,215	$119,708,215	$—	$—
U.S. large cap value	97,707,876	97,707,876	—	—
Fixed income funds	62,335,763	62,335,763	—	—
U.S. small cap growth	33,724,585	33,724,585	—	—
U.S. mid cap value	26,067,745	26,067,745	—	—
U.S. mid cap growth	19,313,777	19,313,777	—	—
U.S. small cap value	17,649,427	17,649,427	—	—
International - emerging markets	15,428,440	15,428,440	—	—
Common stocks	120,513,373	120,513,373	—	—
Participant-directed brokerage accounts	5,794,002	5,794,002	—	—
Total assets in the fair value hierarchy	518,243,203	$518,243,203	$—	$—
Assets measured at NAV (a)	359,131,601
Total assets at fair value	$877,374,804

	Fair Value Measurements	Level 1	Level 2	Level 3
Assets at December 31, 2015:
Registered investment companies:
International - developed markets	$118,665,685	$118,665,685	$—	$—
U.S. large cap value	85,320,563	85,320,563	—	—
Fixed income funds	61,770,944	61,770,944	—	—
U.S. small cap growth	31,859,110	31,859,110	—	—
U.S. mid cap value	20,280,772	20,280,772	—	—
U.S. small cap value	14,825,055	14,825,055	—	—
International - emerging markets	13,705,395	13,705,395	—	—
Common stocks	105,730,131	105,730,131	—	—
Participant-directed brokerage accounts	6,186,342	6,186,342	—	—
Total assets in the fair value hierarchy	458,343,997	$458,343,997	$—	$—
Assets measured at NAV (a)	365,814,083
Total assets at fair value	$824,158,080

(a)
In accordance with FASB authoritative guidance, certain investments that are measured at fair value using the NAV practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits. These Plan assets include investments in common/collective trusts, which are valued at the NAV of shares held by the Plan which is based on the fair market value of the underlying investments in the common/collective trusts. The common/collective trusts underlying assets primarily consist of traded securities that have a variety of investment strategies including domestic and international equity and fixed income funds. There are no participant redemption restrictions for these investments and no redemption notice period applicable to the Plan.

NOTE 7. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of the Company. As of December 31, 2016 and 2015, the Plan held 3,180,612 and 3,386,074 shares of Alliant Energy Corporation common stock with a cost basis of $65,544,506 and $63,240,628, and fair value of $120,513,373 and $105,730,131, respectively. In 2016 and 2015, the Plan recorded dividend income of $3,795,242 and $3,796,540, respectively, from investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions. All shares included above have been adjusted to reflect the two-for-one common stock split discussed in Note 1.

NOTE 8. RECONCILIATION TO FORM 5500
Net assets available for benefits in the accompanying financial statements report fully benefit-responsive investment contracts at contract value, however, the contracts are recorded at fair value in the Plan’s Form 5500. If applicable, distributions payable to participants are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500. The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as filed by the Plan:

	2016	2015
Net assets available for benefits per financial statements	$967,844,965	$909,185,525
Adjustments:
Contract value to fair value for fully benefit-responsive investment contracts	(562,154)	(202,454)
Deemed distributions of participant loans	(350,225)	(187,979)
Amounts reported per Form 5500	$966,932,586	$908,795,092

The following table reconciles the net increase in net assets available for benefits per the financial statements to the Form 5500 as filed by the Plan for 2016:

Net increase
Amounts reported per financial statements	$58,659,440
Adjustments:
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(359,700)
Changes in deemed distributions of participant loans	(162,246)
Amounts reported per Form 5500	$58,137,494

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

Identity of issue, borrower,	Description of investment including maturity date,
lessor, or similar party	rate of interest, collateral, par or maturity value	Cost (a)	Current Value
Registered Investment Companies	American Funds EuroPacific Growth Fund, 2,657,820 class R6 shares		$119,708,215
	Dodge & Cox Stock Fund, 530,157 shares		97,707,876
	PIMCO Total Return Fund, 5,926,344 class I shares		59,441,230
	Eagle Small Cap Growth Fund, 610,179 class R6 shares		33,724,585
	Vanguard Selected Value Fund, 905,759 shares		26,067,745
	Vanguard Mid Cap Growth Fund, 862,222 shares		19,313,777
	Victory Integrity Small Cap Value, 456,884 class R6 shares		17,649,427
	Aberdeen Emerging Markets Fund, 1,228,379 Institutional shares		15,428,440
	Vanguard Short-Term Inflation-Protected Securities Index Fund, 117,473 Admiral shares		2,894,533
Common/Collective Trusts	State Street Global Advisors S&P 500 Index Fund, 3,736,910 class N shares		182,577,930
	Winslow Large Cap Growth Fund, 2,452,697 class I shares		88,198,992
	State Street Global Advisors U.S. Bond Market Index Fund, 6,200,419 class C shares		84,145,889
	JPMorgan Intermediate Bond Fund, 5,116,982 shares		79,364,386
	JPMorgan Liquidity Fund, 4,208,790 shares		4,208,790
Corporate Stocks: Common	Alliant Energy Corporation common stock (b), 3,180,612 shares		120,513,373
Participant-Directed Brokerage Accounts	Self-Managed Brokerage Accounts		5,794,002
Participant Promissory Notes (b)	Maximum allowable loans per participant - $50,000
	Various interest rates - 4.25% to 9.25%
	Primarily maturing within 5 years		10,068,495
			$966,807,685

(a)	Cost value is not required to be disclosed for participant-directed investments.

(b)	Represents party known to be a party-in-interest to the Alliant Energy Corporation 401(k) Savings Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Total Compensation Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June 2017.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

/s/ Wayne A. Reschke
Wayne A. Reschke

The foregoing person is a Senior Vice President
of Alliant Energy Corporation and
Alliant Energy Corporate Services, Inc., and the
Chairperson of the Alliant Energy Corporation
Total Compensation Committee.

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 11-K

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FOR THE YEAR ENDED DECEMBER 31, 2016

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23	Consent of Independent Registered Public Accounting Firm	15